MDI, Inc.
Richard A. Larsen
SRVP, General Counsel & Secretary
MDI, Inc.
10226 San Pedro Avenue
San Antonio, Texas 78216
Work:210-582-2664
Fax:  210-582-2670
Email: Richard.larsen@mdisecure.com

February 19, 2008

Mr. Dennis C. Hult
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549-6010

RE:         MDI, Inc.
Item 4 Form 8-K Requirement
Filed February 15, 2008

Dear Mr. Hult:

In response to the February 15, 2008 comment letter to MDI, Inc. (the “Company”) from the Securities and Exchange Commission (“SEC” or the “Commission”), we have amended our Form 8-K filed on February 15, 2008 and filed a revised Form 8-K/A to include the following language into Item 4.01 as required by Regulation S-B, Item 304(a)(1)(ii):

“The reports of PMB on the financial statements of the Company for the fiscal years ended December 31, 2006 and December 31, 2005 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.”

Further, the attached letter dated February 15, 2008 from PMB Helin Donovan addressing the revised disclosures was attached to the Form 8-K/A as Exhibit 16.1.

In connection with the response by the Company to the comments of the SEC, the Company acknowledges that:

*            The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

*    Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

*    The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of  the United States.

Sincerely,

/Richard A. Larsen/
Richard A. Larsen
Senior Vice President, General Counsel & Secretary